UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-SB
GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS
Under Section 12(g) of the Securities Exchange Act of 1934

AMENDMENT #2

Gold Camp Cripple Creek Colorado, Inc.
(Name of small business issuer in its charter)

Nevada
(State or jurisdiction of
incorporation or organization)

88-0422025
(I.R.S. Employer
Identification Number)

1 Fulton Ave
Shawnee Town, IL 62984
(618) 269-3101
(Address and telephone of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of exchange on which registered

Securities to be registered pursuant to Section 12(g) of the Act.

Title of each class	Name of exchange on which registered
Common Stock	None

I

Table of Contents
PART I

THE COMPANY	3
BUSINESS AND PROPERTIES	3
USE OF PROCEEDS	15
DESCRIPTION OF SECURITIES	15
DIVIDENDS, DISTRIBUTION AND REDEMPTIONS	17
OFFICERS AND KEY PERSONNEL OF THE COMPANY	17
DIRECTORS OF THE COMPANY	18
PRINCIPAL STOCKHOLDERS	20
MANAGEMENT RELATIONSHIPS, TRANSACTIONS, REMUNERATION	20
LITIGATION	22
MISCELLANEOUS FACTORS	22
MANAGEMENT'S DISCUSSION/ANALYSIS OF RELEVANT FACTORS	22

PART II

MARKET PRICE/DIVIDENDS ON REGISTRANT'S COMMON EQUITY & RELATED STOCKHOLDER MATTERS	24
LEGAL PROCEEDINGS	24
CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS	24
RECENT SALES OF UNREGISTERED SECURITIES	24
INDEMNIFICATION OF DIRECTORS AND OFFICERS	24

PART F/S

FINANCIAL STATEMENTS	25

PART III

INDEX TO EXHIBITS	39
DESCRIPTION OF EXHIBITS	39

SIGNATURES

SIGNATURES	40

THIS DOCUMENT CONTAINS ALL OF THE REPRESENTATIONS MADE BY THE COMPANY, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. POTENTIAL INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY

INFORMATION NOT EXPRESSLY SET FORTH IN THIS DOCUMENT.

This document, together with Financial Statements and other attachments consists of a total of 40 pages.

II

Gold Camp Cripple Creek Colorado, Inc.

THE COMPANY

1.

Exact corporate name:	Gold Camp Cripple Creek Colorado, Inc.
State and date of incorporation:	Nevada, March 30, 1999
Street address of principal office:	1 Fulton Ave.
Shawnee Town, IL. 62984
Company telephone number:	(618) 269-3101
Fiscal year:	December 31
Person(s) to contact at Company with respect to offering:		John A. Schaffer, Director
Gold Camp Cripple Creek Colorado, Inc.
(760) 240-2401

BUSINESS AND PROPERTIES

3.

With respect to the business of the Company and its properties:

(a)

Describe in detail what business the Company does and proposes to do, including what products or goods are or will be produced or services that will be rendered.

Gold Camp Cripple Creek Colorado, Inc. was formed to acquire, develop, and manage real properties to comprise the "Old Cripple Creek Casino & Hotel and Gold Camp Resort"; a blending of lodging accommodations, casino operations and a theme retail and entertainment complex located in the historic mining town of Cripple Creek, Colorado.

The Old Cripple Creek Casino & Hotel is intended to include; a 160 room hotel, two restaurants, 2,000 square feet of meeting space and a casino to present to guests approximately 800 gaming devices and 24 table games. The Gold Camp Resort will include a 300 room hotel, a conference center with accommodations for up to 400 people, and 88,000 feet of commercial space which will include three restaurants.

The Old Cripple Creek Casino & Hotel and the Gold Camp Resort properties will be tied together through an Old West theme of life in a mining camp. Planned Old West guest attractions and retail facilities include gift shops, an Indian village, ghost town, trading post, saloon, stagecoach rides, and gold panning. Stunt shows will take place at the street level where the various retail, food and beverage locations are; along with the authentic fire station, blacksmith shop, leather crafts, gun shop, shooting gallery, feed store, general store, and chapel.

Since inception of Gold Camp Cripple Creek Colorado, Inc. in March of 1999, the directors have been involved in organizational matters, and have devoted a considerable amount of time and effort to developing the vision and concept of the Old Cripple Creek Casino & Hotel and the Gold Camp Resort project. Definitive activities have included hotel appearance, layout and capacity, restaurant facilities and serving capabilities, casino space requirements and the number and arrangement of gaming tables and devices; and the appearance, layout and capacity, and attractions for the resort facility. More recent activities have included identifying, assembling and gaining control over those land parcels necessary to comprise the project.

Gold Camp Cripple Creek Colorado, Inc. is currently in the acquisition stage; assembling land parcels within the approved gaming district for the Old Cripple Creek Casino & Hotel development, as well as those complimentary properties to comprise the Gold Camp Resort. Gold Camp Cripple Creek Colorado, Inc. intends to finance the acquisition of properties through traditional mortgage and banking venues. Property development costs are intended to be raised through private investments and through the sale of Gold Camp Cripple Creek Colorado, Inc.'s common stock through a future public offering.

Gold Camp Cripple Creek Colorado, Inc.

(b)

Describe how these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product, state the present stage of development, including whether or not a working prototype is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the Company is or is expected to be dependent on one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.

Gold Camp Cripple Creek Colorado, Inc. will acquire and develop real properties to create the Old Cripple Creek Casino & Hotel and the Gold Camp Resort; the combination of these two facilities to present lodging accommodations, casino facilities, and an Old West theme retail and entertainment complex.

The acquisition of properties for these projects will be through traditional banking venues, property development will be completed through funds raised by private investments and/or the sale of common stock through public offering.

The Old Cripple Creek Casino & Hotel will be located on approximately 2.35 acres located in close proximity to a major highway intercept to the Cripple Creek area. The casino will be located somewhat isolated from other, smaller casinos in the area, yet within walking distance to the newest and largest casino, The Double Eagle Hotel and Casino, in Cripple Creek. Two major new hotel/casino projects are also planned in close proximity. The total cost of the Old Cripple Creek & Hotel project is estimated at $70 million dollars; $6.7 million for land acquisition and $63.3 million for development.

The Gold Camp Resort will be located on approximately 14.32 acres located 1 mile north of the Old Cripple Creek Casino & Hotel. The mutual Old West mining theme and proximity of these two resorts is intended to promote guest attraction to both facilities. The total cost of the Gold Camp Resort project is estimated at $65 million dollars; $5.3 million for land acquisition and $59.7 million for development costs.

Gold Camp Cripple Creek Colorado, Inc. in currently in the land acquisition stage; to acquire those properties to comprise the Old Cripple Creek Casino & Hotel and Gold Camp Resort facilities. Currently, the majority of land parcels required for the project are under the control of the officers of Gold Camp Cripple Creek Colorado, Inc. They will be made available to Gold Camp Cripple Creek Colorado, Inc. in a future interested party transaction of which the terms have not been determined.

Gold Camp Cripple Creek Colorado, Inc. management will find and form a planning and design team to complete development plans for the resort facilities. Individual team members possessing a solid background in either resort/casino or themed entertainment development will be sought.

Gold Camp Cripple Creek Colorado, Inc. does not intend to develop or market any product in conjunction with either of its resort facilities. The resort facilities will provide traditional services for lodging accommodations, casino, food and beverage, entertainment, and retail sales of souvenirs and memorabilia. The Gold Camp Resort may lease specific guest attractions for operations by selected companies; e.g., food and beverage concessions, gift shops, shooting gallery, etc. Selected retailers may be chosen to provide products for retail sales; e.g., gift shop items, memorabilia, and souvenirs.

Gold Camp Cripple Creek Colorado, Inc.

(c)

Describe the industry in which the Company is selling or expects to sell its products or services And, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete.

Indicate whether price is expected to be by price, service, or other basis. Indicate the current or anticipated prices or price ranges for the Company's products or services, or the formula for determining prices, and how these prices compare with those of competitor's products or services, including a description of any variation in product or service features. Name the principal competitors that the Company has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of the Company's competitors in the area of competition in which the Company will be operating. State why the Company believes it can effectively compete with these and other companies in its area of competition.

Gold Camp Cripple Creek Colorado, Inc. will develop and manage hotel, casino, and theme park facilities. These Hotel/Motel and Gaming Industry facilities will draw on a primary market resident population of approximately 1/2 million in the Colorado Springs metropolitan area. The secondary market area contains approximately 2.5 million, including metropolitan Denver and Pueblo, Colorado. Estimates of overnight visitors to the Colorado Spring area in 1997 were 3.6 million. Cripple Creek is a sub-market to Colorado Springs and is expected to draw about half of the overnight visitors to the region. Estimated visitors to Cripple Creek peaked in 1996 at approximately 4.5 million, a substantial increase due to the provision of casino gaming in the area. Most visitors are believed to be local residents from Colorado Springs, Pueblo, and Denver, Colorado; yet, 48 percent are estimated to be overnight visitors in the Colorado Springs area. Until the new Double Eagle Hotel and Casino opened in 1996, lodging accommodations in the Cripple Creek area were minimal.

Gold Camp Cripple Creek Colorado, Inc. management believes competition in the regional Casino Industry is currently healthy and beneficial. The opening of the Double Eagle Hotel and Casino provided needed additional lodging facilities and has caused the attraction of more visitors to the area. Subsequently, the need for further lodging accommodations has increased and will be provided by the Old Cripple Creek Casino and Hotel to be developed. Each casino and hotel facility will benefit from the increased number of visitors to the region due to the availability of additional lodging facilities, and will subsequently benefit from the availability of additional patronage for their casinos.

Gold Camp Cripple Creek Colorado, Inc. intends to market lodging accommodations at the mid to high range sector of the regional market. Lodging accommodations at the Old Cripple Creek Casino and Hotel will be from $99 to $129 per night, rates varying seasonally, and consistent with the currently newest and comparable facility in the area, the Double Eagle Hotel and Casino. Lodging at the Gold Camp Resort will be marketed somewhat lower at $69 to $99 per night, as an attraction to family groups and as an incentive to draw guests from other, competitive accommodations to the Gold Camp Cripple Creek commonly themed resort facilities.

Average daily rates as shown, $69 to $129, for the resort facilities do not include an approximate $14 to $19 per day for additional services, including food and beverage. Average hotel/motel length of stay for the region was estimated at 2.25 days, and occupancy rates for lodging accommodations were 67%. Estimated additional expenditures for casino gaming were $50 average per day. Annual average gaming proceeds per casino device may be conservatively estimated at $25,000.

A number of attractions at the Gold Camp Resort will be available to guests at no additional charge. The average ticket price for charged attractions will be approximately $3.31; including, Spirit of the Old West gated attraction, mine train, opera house, shooting gallery, etc. Additional services, including food and beverage at $14 to $19 per day, are estimated at $24 to $29 per day, including retail sales of memorabilia and souvenirs.

Gold Camp Cripple Creek Colorado, Inc.

(d)

Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as advertising, personal contacts by sales representatives, etc.), how its marketing structure operates or will operate and the basis for its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.

The two components of market support available to Old Cripple Creek Casino and Hotel and the Gold Camp Resort are the regional resident population and overnight visitors destined to the Colorado Springs area.

Regional Resident Market

The resident market is defined as persons living within a two to three hour drive of the resort site, or 100 to 150 miles. The resident market can be primarily viewed as a day visit market, as residents can visit the site and return home in a single day. Because Cripple Creek is centrally located in Colorado, and well located relative to major population concentrations, a large portion of the state's population can be considered the resident market. Gold Camp Cripple Creek Colorado, Inc. intends to employ marketing strategies to entice these residents, particularly the large Denver market, to overnight stays.

The Overnight Visitor Market

Cripple Creek is an integral part of the Colorado Springs/Pikes Peak area tourism inventory. With the advent of gaming in the region, Cripple Creek has become an even more attractive venue. Nonetheless, with the lack of significant hotel facilities or development, the region has not achieved appropriate visitation either as a destination or stopover for tourism. Gold Camp Cripple Creek Colorado, Inc. will market the Old Cripple Creek Casino & Hotel and Gold Camp Resort facilities as complimentary attractions for visitation. The Old West and gold camp mining themes will be used to attract Western enthusiasts; individuals, as well as families.

Marketing Strategies

Gold Camp Cripple Creek Colorado, Inc. will use local media; newspaper, radio, and television, to introduce and promote their resorts to the resident market. Residents will also have access to the Gold Camp Cripple Creek Colorado, Inc. web site, currently to be developed, for up-to-date access to events, attractions, rates, and availability. As to promote overnight visitation by the large resident market, incentive packages may be offered for Colorado residents only. Gold Camp Cripple Creek Colorado, Inc. will also strongly promote the Gold Camp Resort entertainment facilities for same day family visitations.

The Old Cripple Creek Casino and Hotel and Gold Camp Resort is intended to be promoted to the overnight visitor through standard media, as well as through agreements with Western theme companies. Where Western theme products are made available through other companies for the retail facilities of the Gold Camp Resort, agreements may be made with these companies to promote the Gold Camp Cripple Creek Colorado, Inc. facilities through these Western theme companies' other retail outlet facilities. Gold Camp Cripple Creek Colorado, Inc. will also seek relationships with Western theme enterprises for mutual promotion, such as, rodeos, conventions, and Internet advertising.

Gold Camp Cripple Creek Colorado, Inc. will also mutually promote their facilities through the offering of incentive packages; for example, a stay at the Gold Camp Resort may entitle the guest(s) to a number of gaming tokens which can be used at the Old Cripple Creek Casino or, a stay at the Old Cripple Creek Casino and Hotel may entitle the guest(s) to reduced ticket prices at the Gold Camp Resort entertainment venues.

Gold Camp Cripple Creek Colorado, Inc.

(e)

State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.

Gold Camp Cripple Creek Colorado, Inc. provides services and not any product, has no written firm orders for products and/or services as of a recent date, and has no comparative data for the recent year.

(f)

State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been on the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.

The current employees of Gold Camp Cripple Creek Colorado, Inc. are comprised of its directors: 3. The current offices held by these current directors are President, Secretary, and Treasurer.

The following tables indicate the expected staffing requirements for the Old Cripple Creek Casino & Hotel and the Gold Camp Resort facilities.

	Old Cripple Creek Casino & Hotel	Gold Camp Resort
Type of Employee/Position	Number of Employees	Number of Employees

Administrative/Managerial
Hotel Administrator	1	1
Casino Manager	1	-
Housekeeping Administrator
Hotel	1	1
Casino	1	-
Restaurant Manager	1	2
Groundskeeping Administrator	1	2

Operations
Hotel Operations	60	90
Casino Operations	280	-
Casino Housekeeping	60	-
Restaurant Operations	60	80
Resort/Entertainment Operations	-	100
Groundskeeping	10	20

Clerical
Accounting/Bookkeeping	4	4

TOTAL EMPLOYEES	480	300

Notes:

Hotel and Casino staffing is based on 24 hour operations.

None of the company's current employees are subject to collective bargaining agreements.

The company does not have and does not intend to have any supplemental benefits or incentive agreements with any of its employees.

Gold Camp Cripple Creek Colorado, Inc.

(g)

Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the source of financing it expects to use in obtaining these properties, whether by purchase, lease, or otherwise.

A director of the company is currently providing office facilities for Gold Camp Cripple Creek Colorado, Inc.

(h)

Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentially agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.

Gold Camp Cripple Creek Colorado, Inc. has not filed any patent applications with respect to its business; and; does not expect to have any dependency upon patents, copyrights, trade secrets, knowhow, or other proprietary information in the operation of its business.

Gold Camp Cripple Creek Colorado, Inc. does not specifically expend financial resources for research and development. Market research undertaken by Gold Camp Cripple Creek Colorado, Inc. primarily consists of available and published resources, whereas expenditures to acquire or use these materials are minimal.

(i)

If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effect or potential effects upon the Company.

Gold Camp Cripple Creek Colorado, Inc.'s casino operations, resort attractions and vendors will require licensing, the extent of resort licensing requirements to be dependent on the number of attractions and vendors subcontracted. Specific regulatory requirements also apply to casino tables and gaming devices, as to initial funding necessary to begin and be held in reserve for gaming activities. As previously stated, Gold Camp Cripple Creek Colorado, Inc. intends to operate 24 table games and approximately 800 gaming devices. Gold Camp Cripple Creek Colorado estimates, to the extent practicable, licensing costs, initial gaming table and device costs (e.g., slot machine payoff supply), and required gaming reserves, as follows:

Amount
Licensing
Casino, resort attractions and vendors	$120,500
Casino Device Fees (Annual)	$702,000

Casino Operations
Initial table and device loading	$ 64,000
Required reserve	$113,500

Licenses and Fees [1]
The Colorado Gaming Control Commission issues five (5) types of licenses:

Manufacturer/Distributor
Companies that manufacture or serve as a distributor for approved slot or video machines and component parts.
Retailer
Persons permitting or conducting limited gaming on their premises.
Operator
Persons permitting slot machines on their premises or to persons, such as slot machine routers, who place and operate slot machines on the premises of a retailer.
Key Employee
Person who has the responsibility of making management or policy decisions in a gaming establishment.
Support Employee
Persons such as dealers, cashiers, etc. Anyone who works directly with the gaming operation.

Application Fees (annual)
	Type I	Type II
Mfg./Distributor	$500	$1,000
Operator	$500	$1,000
Retailer	$1,000	$2,000

There are no application fees for key or support employee applications.

Type I applicants have six or fewer	persons with a 5 percent or more	interest in the license, all of
whom live in Colorado. A Type II applicant is any not falling within the Type I qualifications.

License Fees		Background Deposits

Mfg./Distributor	$1,000	Type I applicants	$5,000
Operator	$1,000	Type II applicants	$10,000
Retailer	$1,250	Key Employee	$1,000
Key Employee (original)	$250
Key Employee (renewal)	$200	No deposit required for Support applicants
Support Employee (original)	$175
Support Employee (renewal)	$150

Key and Support licenses are effective for two years, all others are effective for one year.

The Colorado Division of Gaming collects a deposit to cover the costs of			conducting a background
check, any remaining moneys at the end of the investigation are refunded to the applicant.

1 Gaming in Colorado, Fact Book & Abstract, A Colorado Division of Gaming Publication, June 2000

Gold Camp Cripple Creek Colorado, Inc.

Gaming Tax

The Colorado Gaming Control Commission has implemented a tax structure in which casinos pay a tax on Adjusted Gross Proceeds, defined as the amount of money wagered minus the amount paid out in prizes.

The tax is assessed on a graduated scale; as effective June 1999:
0.25% on the first $2 million
2% from $2 million to $4 million
4% from $4 million to $5 million
11% from $5 million to $10 million
16% from $10 million to $15 million
20% above $15 million

The Gaming Commission sets the gaming tax rate on an annual basis.

Device Fees

Effective July 1999, The Colorado Gaming Control Commission eliminated a state device fee which had required all retail license holders to pay an annual state device fee of $75 per slot machine, blackjack and poker table. The municipalities of Central City, Black Hawk and Cripple Creek assess and collect their own device fees, ranging from $750 to $1,200 per year.

Note:

Licenses, fees, and taxes are subject to change dependent upon the decisions of the regulatory agencies involved. The Colorado Gaming Control Commission is required to set gaming tax rates on an annual basis.

(j)

State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.

Gold Camp Cripple Creek Colorado, Inc. has no subsidiaries.

(k)

Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in the Offering Circular accordingly).

Gold Camp Cripple Creek Colorado, Inc. has had no material events (including material mergers or acquisitions) since its inception, nor are any mergers, acquisitions, spin-offs, etc. pending or anticipated in the foreseeable future.

Gold Camp Cripple Creek Colorado, Inc.

4 (a).

If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.

Gold Camp Cripple Creek Colorado, Inc. is a development stage company and has had limited operations within the last fiscal year, primarily as pertaining to start-up and organizational activities. Notably, officers and directors of Gold Camp Cripple Creek Colorado, Inc. have also expended time and expense as to the identification, assemblage, and acquisition of properties intended to comprise the Old Cripple Creek Casino & Hotel and the Gold Camp Resort projects. Until such time as Gold Camp Cripple Creek Colorado, Inc. has acquired and developed the subject properties, the company will not achieve any profitability. Even with the acquisition of properties and the achievement of those steps which management believes are necessary for successfully implementing Gold Camp Cripple Creek Colorado, Inc. business plan, Gold Camp Cripple Creek Colorado, Inc. can not assure investors that profitability will either be achieved or maintained. Gold Camp Cripple Creek Colorado, Inc. will enter into a future purchase or lease agreement with its officers to acquire the land parcels needed for the proposed project. The terms of this future agreement have not been determined. The transaction will likely be with all the current directors who are the majority shareholders. Ratification by disinterested directors or shareholders may not be possible. Currently all but two of the necessary parcels of land are under the control or available to the current officers.

The following shows those steps which the officers and directors of Gold Camp Cripple Creek Colorado, Inc. believe are necessary to occur for the company to be positioned to achieve profits.

		# of Months
		after filing
	Manner of Occurrence/	when should
Event or Milestone	Method of Achievement	be accomplished

Property Acquisition	Identify and negotiate holdings for required properties.	8
	Negotiate terms and conditions, and obtain financing.

Planning & Design Team	Define team composition, responsibilities, and objectives.	10
	Identify and acquire candidates for planning and design.
	Final team composition to address the common - hotels,
	and unique - casino and resort attractions requirements.

Managerial Staffing	Identify and acquire additional officers and/or managerial	14
- Property Development	staff needed to implement and oversee development plans.

Property Development	Implement property development plans; identify and engage	18

Casino & Hotel	contractors, negotiate equipment and furnishings purchases,
Gold Camp Resort	negotiate agreements for leased resort attractions, etc.

Marketing	Develop marketing staff and implement marketing plans.	24

Managerial Staffing	Develop hotels, casino and resort managerial staff.	28
	As acquired and qualified, managers may begin interviews
	and selection for operational staff personnel.

Operational Staffing	Complete operational staffing.	34

Gold Camp Cripple Creek Colorado, Inc.

The following operational costs, as well as development expenditures, shown as to the extent practicable, for each event or milestone previously listed, and as Gold Camp Cripple Creek Colorado believes necessary for the company to be positioned to achieve profits.

Property Acquisition

The current officers and directors of Gold Camp Cripple Creek Colorado, Inc. have identified and initiated holdings for the required properties. Operational costs at this period in Gold Camp Cripple Creek Colorado, Inc.'s development shall remain nominal, as neither staffing nor material acquisitions have occurred. Land costs for the casino and resort attraction properties is $12 million, and shall be expended at this period through traditional financial institution means. At this period and continuing through the start of property development, property mortgage payments will constitute the significant majority of all operational costs, and can be estimated at a projected loan of 25 years at 10% interest, or approximately $110,000 per month.

Planning & Design Team

Since inception of Gold Camp Cripple Creek Colorado, Inc. in March of 1999, the directors have devoted time and effort to developing the vision and concept of the Casino & Hotel and Resort project. Structural appearance, facilities layout and capabilities have been defined. Resources; such as engineers, architects, estimators, artists, and designers will participate as consultants and contributors to the planning and design team to finalize project designs and develop implementation plans and schedules. Gold Camp Cripple Creek Colorado's operating costs at this period will have increased due to periodic payments required for land acquisitions. Additional expenditure, estimated at $100,000, will be required for the resources used as consultants and contributors to the planning and design team. Gold Camp Cripple Creek Colorado management intends meeting land acquisition payments and other expenditures at this period through funds acquired from private investors.

Managerial Staffing

Gold Camp Cripple Creek Colorado, Inc. anticipates the hiring of a project manager for the Old Cripple Creek Casino & Hotel project and the Gold Camp Resort project. Project development, from start to completion, is expected to be 20 months. Development costs for the Old Cripple Creek Casino & Hotel project is estimated at $63.3 million, and $59.7 million for the Gold Camp Resort project. An amount of $200,000 from each development costs fund will be allocated for project management salaries. Gold Camp Cripple Creek Colorado anticipates meetings additional operating costs as incurred by land acquisitions and project management salaries through private investments, the sale of Gold Camp Cripple Creek Colorado's common stock through a public offering or, where sufficient credit worthiness has been established, traditional financing means.

Property Development
Casino & Hotel	contractors, negotiate equipment and furnishings purchases,
Gold Camp Resort	negotiate agreements for leased resort attractions, etc.

Property development costs for the Old Cripple Creek Casino & Hotel and the Gold Camp Resort are estimated at $63.3 million and $59.7 million, respectively. Gold Camp Cripple Creek Colorado, Inc.'s operational costs at this period will include initial property development costs, land mortgage payments and project manager's salaries. Gold Camp Cripple Creek Colorado, Inc. intends all operational and development costs to be achieved through private investments, the sale of Gold Camp Cripple Creek Colorado's common stock through a public offering or, where sufficient credit worthiness has been established, traditional financing means. The extent of additional operating costs at this period will be dependent on the amount, source, and terms of property development costs received. For example, costs incurred through private investors or the sale of common stock through a public offering, would be significantly less than funds received through traditional financing means.

Gold Camp Cripple Creek Colorado, Inc.

Marketing

Gold Camp Cripple Creek Colorado, Inc. anticipates hiring at least one sales/marketing individual to promote the Hotel & Casino and Resort facilities. The sales and marketing position is expected to be permanent and ongoing. Additional operational costs beginning at this period will include marketing salary(s), expenses and advertising costs. Initially, to ensure significant introduction and coverage of the projects in progress, an amount of $100,000 will be allocated for the next 12-month period.

Managerial Staffing

Includes twelve (12) managerial employees; hotel administration, casino manager, housekeeping administrators, restaurant managers, and groundskeeping administrators. Each position is expected to continue as permanent. Operational costs may be expected to begin at this period and continue, at an average salary of $42,000 annually, operational costs would increase $3500 per month per employee.

Operational Staffing

Operational staffing will comprise the final phase of property development, and includes up to 778 employees for hotel, casino, and resort operations and maintenance. Quantified to the extent possible, and using an average salary per employee of $20,000; operational costs would increase $1667 per month per employee.

SUMMARY

Monthly operational costs as pertaining to the events and milestones shown; assuming, as an example, that property development costs were acquired through a combination of private investors, a common stock offering, and traditional financing resulting in principal and interest payments thrice that incurred for land acquisition, or $330,000 per month.

	Estimated	Monthly
Event Period	Monthly Operational Costs	Total

Property acquisition	$110,000	$110,000

Planning & Design Team	$0	$110,000
(one time expense of $100,000)

Managerial Staffing	$20,000	$130,000
(project managers)

Property Development	$330,000	$460,000

Marketing	$50,000	$510,000
(salary only)

Managerial Staffing	$42,000	$552,000
(operations managers)

Operational Staffing	$1,297,000	$1,849,000

Gold Camp Cripple Creek Colorado, Inc.

4 (b).

State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs.

Property Acquisition

Gold Camp Cripple Creek Colorado, Inc. will remain in limited operations and without means to develop profits until such time as the property acquisition phase is completed. While in limited operational status, costs are expected to be minimal, and may be met through officer or executive contribution, although no formal agreements exist with any officers or directors of Gold Camp Cripple Creek Colorado, Inc. to provide such contributions. Gold Camp Cripple Creek Colorado, Inc. expects to be able to meet costs until such time as property acquisition has been completed, and believes no impact to liquidity will be incurred.

Planning & Design Team

The Planning & Design Team is critical to the success of the resort projects, in that responsibilities include property development events as integrated with marketing and staffing events, to ensure construction and implementation of facilities coincides with the availability of staff to complete, manage, and operate these facilities. As the Planning and Design Team is assembled, operational costs will increase due to compensation paid to the team members and, therefore, the team must be assembled efficiently and expeditiously. A delay in the completion of this event will cause an unproductive use of available funds and will subsequently impact the company's liquidity.

Managerial Staffing - Property Development

Prior to implementation of project development plans, Gold Camp Cripple Creek Colorado, Inc. must ensure any additional officers and/or managerial staff needed to oversee and coordinate construction and implementations is acquired. A delay in the completion of this event will impact the company's liquidity, where adequate and appropriate staff is not available to oversee, manage and ensure the efficient implementation of property development plans.

Property Development

A delay in either the efficient coordination or implementation of property development plans may be expected to significantly impact the company's ability to continue as an ongoing concern. Whether as to increased costs due to additional staff or extended schedules, Gold Camp Cripple Creek Colorado, Inc. must efficiently implement and complete development and implementation plans to remain within available funds for project completion.

Marketing

An appropriate marketing staff must be assembled and marketing plans engaged to coincide with development progress, to ensure sufficient visibility to prospective customers prior to and at the time the projects complete. Gold Camp Cripple Creek Colorado, Inc. may expect substantial delay in an ability to achieve profitability goals where timely and adequate marketing has not achieved.

Managerial Staff

Qualified managers must be acquired for the hotels, casino, and resort facilities. A delay in the completion of this event due to a delay in the completion of property development will not directly impact costs as related to expenditures. Where a delay is caused by an inability to find qualified personnel to fill the management positions, profitability objectives will be delayed as opening of the facilities will probably be impacted.

Operational Staffing

Operational staff; reservations, housekeeping, groundskeeping, ride attractions, concessions, etc. must be acquired for the hotels, casino, and resort facilities. A delay in the completion of this event will cause a subsequent delay in fully opening all facilities to guests.

Gold Camp Cripple Creek Colorado, Inc.

USE OF PROCEEDS

11.

Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any not, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.

In the opinion of Gold Camp Cripple Creek Colorado, Inc.'s management, neither cash flow nor liquidity problems are anticipated within the next 12 months. Gold Camp Cripple Creek Colorado currently has sufficient cash reserves to sustain itself for the next twelve months at its current level of operations. A director of Gold Camp Cripple Creek Colorado, Inc. has provided and will continue to provide funding for operations. No director nor any officer of Gold Camp Cripple Creek Colorado, Inc. has entered into any formal agreement to provide funding or loans.

Until Gold Camp Cripple Creek Colorado, Inc. can successfully attain required funding through private investors, a common stock offering, or traditional financing venues, Gold Camp Cripple Creek Colorado will be unable to implement its business plans and begin growth towards achieving profitable operations.

DESCRIPTION OF SECURITIES

14.

The securities being offered hereby are:
[ X	]	Common Stock [ ] Preferred or Preference Stock	[	]	Notes or Debentures
[	]	Units of two or more type of securities composed of:
[	]	Other:

Gold Camp Cripple Creek Colorado, Inc. has 25,000,000 common shares authorized; 20,306,667 shares of common stock are issued and outstanding.

No sale of securities is authorized by this filing. The common stock of the Company is being registered under Section 12(g) of the Securities Exchange Act of 1934.

15.

These securities have:
[	]	Cumulative voting rights
[	]	Other special voting rights
[	]	Preemptive rights to purchase in new issues of shares
[	]	Preference as to dividends or interest
[	]	Preference upon liquidation
[	]	Other special rights or preferences (specify):

The securities have none of the above special rights or preferences.

16.

Are the securities convertible? [ ] Yes [ X ] No
If so, state conversion price or formula:	Date when conversion becomes effective:
.	Date when conversion expires:

Gold Camp Cripple Creek Colorado, Inc.

17(a).

If securities are notes or other type of debt securities:
1. What is the interest rate? If interest rate is variable or multiple rates, describe: _____
2. What is the maturity date? If serial maturity dates, describe: _______
3. Is there a mandatory sinking fund? Describe: _______
4. Is there a trust indenture? Name, address and telephone number of Trustee: _____
5. Are the securities callable or subject to redemption? Describe, including redemption prices: ____
6. Are the securities collateralized by real or personal property? Describe: ______
7. If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination.

How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal? $____________
How much indebtedness shares in right of payment on an equivalent basis? $___________
How much indebtedness is junior (subordinated) to the securities? $___________

Question 17(a) is shown in content and format for continuity; and, is not applicable regarding Gold Camp Cripple Creek Colorado, Inc. as securities are not notes or other types of debt securities.

17(b).

If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earning" means pre-tax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities.

Question 17(b) is shown in content for continuity; and, is not applicable regarding

Gold Camp Cripple Creek Colorado, Inc. as securities are not notes or other types of debt securities.

18.

If securities are Preference or Preferred stock:
Are unpaid dividends cumulative?	[	]	Yes	[	]	No
Are securities callable?	[	]	Yes	[	]	No
Explain:

Note: Attach to this Offering Circular copies or a summary of the charter, bylaw or contractual provision or document that gives rise to the rights of Preferred or Preference Stock, notes or other securities being offered.

Question 18 is shown in content for continuity; and, is not applicable regarding

Gold Camp Cripple Creek Colorado, Inc. as securities are not Preference or Preferred Stock.

19.

If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise:

Gold Camp Cripple Creek Colorado, Inc. is offering shares of common stock, and has entered into no loan or financing arrangements or otherwise that would place restrictions on dividends or the ability to declare dividends.

20.

Current amount of assets available for payment of dividends if deficit must be first made up, show deficit in parenthesis: $ (5,364)

Gold Camp Cripple Creek Colorado, Inc.

DIVIDENDS, DISTRIBUTION AND REDEMPTIONS

28.

If the company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:

Gold Camp Cripple Creek Colorado, Inc. has never paid dividends. At present, Gold Camp Cripple Creek Colorado, Inc. does not anticipate paying any dividends on its common stock in the foreseeable future and intends to devote any earnings to the development of the Gold Camp Cripple Creek Colorado, Inc.’s business.

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29.

Chairman of the Board	Title: President
Name: C. Don Downen
Office Street Address: 117 S. Edison St.
Shawneetown, IL 62984
Telephone: (618) 269-3101

  Don Downen, President
       Don Downen comes to Gold Camp Cripple Creek Colorado, Inc. with an executive and management background. Sine 1964, Mr. Downen has been the managing partner of Downen Enterprises, a 10,000 acre grain farming operation. In the late 1980's, Mr. Downen became involved in a land development in Cripple Creek, Colorado. Mr. Downen was instrumental in the annexation of property into the City of Cripple Creek and assembling the property for the Gold Camp Casino Project. Mr. Downen's knowledge of the dynamics of Cripple Creek will be a major contribution to this project.

Name of employer, title and dates of position held, with an indication of job responsibility.

Employer		Title				Dates of Position

Jader Fuel Co., Inc.		Vice President				November, 1978 - Present
Responsibilities: Oversees farming operations and business development.

Also a director of the Company:	[ X ]	Yes	[	]	No
Indicate amount of time to be spent on Company matters if less than full time: 40%

30.

Chief Operating Officer	Title: Secretary
Name: John A. Schaffer
Office Street Address: 12691 Apple Valley Road
Apple Valley, California 92308
Telephone: (760) 240-2401

John A. Schaffer, Secretary

John A. Schaffer formed Schaffer Real Estate and Investment Company in 1988. Mr. Schaffer has sponsored or participated in the primary management of over 35 California General Partnerships, PPO/California limited partnerships, and Colorado limited liability companies involved in real estate investment and/or development, many with an Old West entertainment theme. Mr. Schaffer has extensive contacts in the Old West goods industry through his affiliation and involvement with dozens of related associations, clubs and foundations.

Mr. Schaffer is currently the president of The American West.com, Inc., an Internet based company that sells Old Western themed products over the Internet. This company has been in the development stage since 1999 and is currently experiencing net losses.

Also a director of the Company:	[ X ]	Yes	[	]	No
Indicate amount of time to be spent on Company matters if less than full time: 40%

Gold Camp Cripple Creek Colorado, Inc.

31.

Chief Financial Officer	Title: Treasurer
Name: Robert P. Downen
Office Street Address: 117 S. Edison St.
Shawneetown, IL 62984
Telephone: (618) 269-3101

Robert P. Downen, Treasurer

Robert P. Downen comes to Gold Camp Cripple Creek, Inc. with an executive and sales background and has served as President of Jader Fuel Co., Inc., a coal mining company since 1978. He has been responsible for the administration, finance and sales of the company. During the past 20 years, Mr. Downen has served as a director on three bank boards in Southern Illinois. Mr. Downen's experience in finance will provide a significant contribution to the company's future growth.

Name of employer, title and dates of position held, with an indication of job responsibility.

Employer Title				Dates of Position

Jader Fuel Co., Inc. President				November, 1978 - Present
Responsibilities: Oversees day to day operations with primary responsibility of finance and marketing..

Also a director of the Company: [ X ] Yes	[	]	No
Indicate amount of time to be spent on Company matters if less than full time: 30%

32.

Other Key Personnel

None

DIRECTORS OF THE COMPANY

33.

Number of Directors: 3

If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain:

Directors and Executive Officers

Name	Age	Position

C. Don Downen	67	President
John A. Schaffer	46	Secretary
Robert P. Downen	74	Treasurer

The Directors named above will serve until the next annual meeting of the Company’s shareholders. Thereafter, Directors will be elected for one-year terms at the annual shareholder’s meeting. Officers will hold their positions at the appointment of the board of directors.

34.

Information concerning outside or other Directors (i.e., those not described above):

Gold Camp Cripple Creek Colorado, Inc. has no Directors other than those previously described.

35(a).

Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?

None of the officers or directors of Gold Camp Cripple Creek Colorado, Inc. have ever worked for or managed a company (including any separate subsidiary or division of a larger enterprise) in the same business as the Company.

Gold Camp Cripple Creek Colorado, Inc.

35(b).

If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion of trade secrets, know-how or other proprietary information.

None of the officers or directors of Gold Camp Cripple Creek Colorado, Inc. have ever worked for or managed a company (including any separate subsidiary or division of a larger enterprise) in the same business as Gold Camp Cripple Creek Colorado, Inc.. No non-compete or non-disclosure agreements exist between the management of Gold Camp Cripple Creek Colorado, Inc. and any prior or current employer.

35(c).

If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates.

John Schaffer, Secretary of Gold Camp Cripple Creek Colorado, Inc. is currently the president of The American West.com, Inc. an Internet based company that sells Old Western themed products over the Internet. This company has been in the development stage since 1999 and is currently experiencing net losses.

John Schaffer, Secretary of Gold Camp Cripple Creek Colorado, Inc. was the president and CEO of Dead Man’s Point, Inc. until November of 2000. This company intended to develop a western themed entertainment and lodging complex in the southern California area. The project was not completed and Mr. Schaffer is no longer affiliated with Dead Man’s Point, Inc.

None of the Officers or Directors of Gold Camp Cripple Creek Colorado, Inc. have ever managed any other company in the start-up or development stage.

35(d).

If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.

None of Gold Camp Cripple Creek Colorado, Inc.'s key personnel are consultants or other independent contractors.

35(e).

If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse.

Gold Camp Cripple Creek Colorado, Inc. does not have key life insurance policies on any of its Officers, Directors, or key personnel.

36.

If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any such persons was a general partner at or within the last five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.

Gold Camp Cripple Creek Colorado, Inc. management is aware of no petition under the Bankruptcy Act or any State insolvency law having been filed by or against Gold Camp Cripple Creek Colorado, Inc. or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer having been appointed by a court for the business or property of any such persons, or any partnership in which any such persons was a general partner at or within the last five years, or any corporation or business association of which any such person was an executive officer at or within the past five years.

Gold Camp Cripple Creek Colorado, Inc.

PRINCIPAL STOCKHOLDERS

37.

Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.

Gold Camp Cripple Creek Colorado, Inc. was incorporated on March 30, 1999 with authorized shares of 25,000,000 common stock. Currently issued and outstanding stock is 20,306,667 shares of common stock issued or outstanding.

	# of shares
	now held	% of total

John A. Schaffer	5,000,000	24.6
C. Don Downen	15,000,000	73.8

* NOTE

This filing is not authorizing the sale of securities. The common stock of the Company is being registered under Section 12(g) of the Securities Act of 1934.

38.

Number of shares beneficially owned by Officers and Directors as a group:
Before offering: 20,000,000
After offering: 20,000,000
(Assumes all options exercised and all convertible securities converted.)

* NOTE

This filing is not authorizing the sale of securities. The common stock of the Company is being registered under Section 12(g) of the Securities Act of 1934.

MANAGEMENT RELATIONSHIPS, TRANSACTIONS, REMUNERATION

39(a).

If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe.

None of the Officers, Directors, key personnel or principal stockholders of Gold Camp Cripple Creek Colorado, Inc. are related by blood or marriage.

39(b).

If the Company has made loans to or is doing business with any of its Officers, Directors, or key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.

C. Don Downen, a Director of Gold Camp Cripple Creek Colorado, Inc. has advanced funds to the company in the amount of $5,000. This loan bears interest at 10% per annum and is due on demand. As of April 30, 2001, the total amount of interest accrued from the loan is $1042 of which none has been paid.

Gold Camp Cripple Creek Colorado, Inc. will enter into a future purchase or lease agreement with its officers to acquire the land parcels needed for the proposed project. The terms of this future agreement have not been determined. The transaction will likely be with all the current directors who are the majority shareholders. Ratification by disinterested directors or shareholders may not be possible. Currently all but two of the necessary parcels of land are under the control or available to the current officers.

Gold Camp Cripple Creek Colorado, Inc.

39(c).

If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligation, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.

None of Gold Camp Cripple Creek Colorado, Inc.'s Officers, Directors, key personnel, or 10% stockholders has guaranteed or co-signed any bank debt, obligation, or any other indebtedness pertaining to the company.

40.

(a). List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:
(b). If remuneration is expected to change or has been unpaid in prior years, explain.
(c). If any employment agreements exist or are contemplated, describe:

None of the directors of Gold Camp Cripple Creek Colorado, Inc. have been compensated for their services, nor is any compensation planned until the company becomes profitable.

There are no annuity, pension or retirement benefits proposed to be paid to Officers, Directors, or employees of Gold Camp Cripple Creek Colorado, Inc. in the event of retirement at normal retirement date pursuant to any existing plan provided by Gold Camp Cripple Creek Colorado, Inc.

No employment agreements currently exist or are contemplated until the company is profitable.

41(a).

Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights: 0 shares. (0 % of total shares to be outstanding after completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities). Indicate which have been approved by shareholders: Not applicable.

State expiration dates, exercise prices, and other basic terms for these securities: Not applicable.

41(b).

Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants: 0 shares.

41(c).

Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.

Common stock may be issued from time to time without action by the stockholders. The common stock may be issued for such consideration as may be fixed from time to time by the Board of Directors. The Board of Directors may issue such shares of common stock in one or more series, with such voting powers powers, designations, preferences, rights and qualifications, limitations and restrictions thereof as shall be stated by the Board of Directors in resolution or resolutions adopted by them and authorized by the Articles of Incorporation and By-Laws of Gold Camp Cripple Creek Colorado, Inc. Holders of the common stock of the corporation shall not have any preference, preemptive right, or right of subscription to acquire any shares of the corporation, nor to any right of subscription thereto, other to the extent, if any, the Board of Directors may determine from time to time.

42.

If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon termination.

Gold Camp Cripple Creek Colorado, Inc. is dependent on the availability of services from personnel in specific assignments. Specific skills required in such assignments are not such that terminated personnel will have an advantage as to competition with the company. No specific arrangements with any personnel have been made, or are presently contemplated.

Gold Camp Cripple Creek Colorado, Inc.

LITIGATION

43.

Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors, or other key personnel. State the name of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extend feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations.

The officers and directors of Gold Camp Cripple Creek Colorado, Inc. are aware of no past, pending or threatened litigation or administrative action which would have any material effect upon the company's business, financial condition, or operations, including any such litigation or action involving the company's officers, directors, or other key personnel.

MISCELLANEOUS FACTORS

45.

Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete.

Gold Camp Cripple Creek Colorado, Inc. is not aware of any additional or miscellaneous factors, either adverse or favorable, which are necessary to clarify, make complete or not misleading, such information provided in this document.

MANAGEMENT'S DISCUSSION//ANALYSIS OF RELEVANT FACTORS

47.

If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes.

Losses from operations as shown in Gold Camp Cripple Creek Colorado, Inc.'s financial statements are the result of organizational costs. The nature of these start-up costs is that they are non-recurring. Losses are expected to continue until the property development is completed and operations begin.

Relevant factors

Gold Camp Cripple Creek Colorado, Inc. intends to undertake the following:
a)	The acquisition of identified and held properties for the development of a hotel and casino, and resort attractions facility, at a cost of $6.7 million and $5.3 million, respectively.
b)	The expenditure for property development costs of $63.3 million for the hotel and casino, and $59.7 million for the resort.

Gold Camp Cripple Creek Colorado, Inc. intends to acquire funds for land acquisition and property development through private investors, an offering for the sale of common stock, and/or through traditional financial institution means. Further, Gold Camp Cripple Creek Colorado, Inc. can neither assure potential investors that its unproven business model and plan will be successful, nor that the successful completion of any identified step in the Gold Camp Cripple Creek Colorado business strategy may imply further success. Gold Camp Cripple Creek Colorado, Inc. provides no assurance that even though adequate funds are received, property development is completed, and initial profitability is achieved, that such profitability can be maintained or further grown.

Gold Camp Cripple Creek Colorado, Inc.

48.

Describe any trends in the Company's historical operating results. Indicate changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of impact.

Gold Camp Cripple Creek Colorado, Inc. management is aware of no significant trends of operational results, nor changes in the underlying economics of the industry or the Company's business, which will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months. Management does not expect operations to begin within the next 12 months.

49.

If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year: What is anticipated gross margin for next year of operations? If this is expected to change, explain.

Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.

Gold Camp Cripple Creek Colorado, Inc. does not produce or sell a specific product or products.

50.

Foreign sales as a percent of total sales for last fiscal year: 0%

Domestic government sales as a percent of total domestic sales for last fiscal year: 0% Explain the nature of these sales, including any anticipated changes:

Gold Camp Cripple Creek Colorado, Inc.

Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters

Identify the principal market or markets where the small business issuer's common equity is traded. If there is no public trading market, so state.

There is currently no public market for the Gold Camp Cripple Creek Colorado, Inc.'s stock.

Legal Proceedings

Identify any pending legal proceeding to which the same business issuer is a party; name of court or agency, date proceeding began, principal parties, description of underlying facts, relief sought.

There are no legal proceedings pending or threatened against Gold Camp Cripple Creek Colorado, Inc..

Changes in and Disagreements with Accountants

As applicable; where changes in or disagreements with accountants on matters of accounting or financial disclosure pertain, or where a principal account currently or in recent years resigned or was dismissed.

Gold Camp Cripple Creek Colorado, Inc. has had no changes in or disagreements with its Accountants since inception.

Recent Sales of Unregistered Securities

Provides information for all securities that the small business issuer sold within the past three years without registering the securities under the Securities Act.

Near inception two officers were issued 20,000,000 shares of $0.001 par value common stock in exchange for their initial investment of $20,000 and were exempt from federal registration pursuant to section 4(2) of the Securities Act of 1933.

During April 1999, the company completed an offering that was exempt from federal registration pursuant to Regulation D, of the Securities Act of 1933. The company issued 306,667 of its $0.001 par value common stock for total cash of $9,200.

Indemnification of Directors and Officers

States any statute, charter provision, by-law, or other arrangement insures or indemnifies a controlling person, director or officer which affects liability in that capacity.

So far as permitted by the Nevada Corporations Code, the Company’s Articles of Incorporation provide that the Company will indemnify its Directors and Officers against expenses and liabilities they may incur and defend, settle or satisfy any civil or criminal action brought against them on account of their being or having been Company Directors or Officers unless, in any such action, they are adjudged to have acted with gross negligence or to have engaged in willful misconduct. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, (collectively, the “Acts”) may be permitted to directors, officers or controlling persons pursuant to foregoing provisions, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Acts and is, therefore, unenforceable.

Gold Camp Cripple Creek Colorado, Inc.

PART F/S

FINANCIAL STATEMENTS

CONTENTS

Document	Page

For the period(s) through April 30, 2001
Cover Page	F1
Independent Auditor's Report	F2
Balance Sheet	F3
Statement of Operations	F4
Statement of Stockholder's Equity	F5
Statement of Cash Flows	F6
Notes to Financial Statements	F7 - F8

For the period(s) through September 30, 2001
Cover Page	F9
Balance Sheet	F10
Statement of Operations	F11
Statement of Cash Flows	F12
Notes to Financial Statements	F13

Gold Camp Cripple Creek Colorado, Inc.
(A Development Stage Company)

Balance Sheets
as of
April 30, 2001
and
December 31, 2000

and

Statements of Operations,
Stockholders' Equity, and
Cash Flows
for the period ending
April 30, 2001
and
for the period
March 30, 1999 (Date of Inception)
through
April 30, 2001

G. BRAD BECKSTEAD
Certified Public Accountant

330 E. Warm Springs
Las Vegas, NV 89119
702.528.1984
425.928.2877 (efax)

INDEPENDENT AUDITOR’S REPORT

June 18, 2001

Board of Directors
Gold Camp Cripple Creek Colorado, Inc.
Las Vegas, NV

I have audited the Balance Sheets of Gold Camp Cripple Creek Colorado, Inc. (the “Company”) (A Development Stage Company), as of April 30, 2001 and December 31, 2000, and the related Statements of Operations, Stockholders’ Equity, and Cash Flows for the period then ended, and for the period March 30, 1999 (Date of Inception) to April 30, 2001. These financial statements are the responsibility of the Company’s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement presentation. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gold Camp Cripple Creek Colorado, Inc. (A Development Stage Company) as of April 30, 2001 and December 31, 2000, and the results of its operations and cash flows for the periods then ended, and for the period March 30, 1999 (Date of Inception) to April 30, 2001, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 7 to the financial statements, the Company has had limited operations and have not commenced planned principal operations. This raises substantial doubt about its ability to continue as a going concern. Management’s plan in regard to these matters is also described in Note 7. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

\S\ G. Brad Beckstead
G. Brad Beckstead, CPA

	Gold Camp Cripple Creek Colorado, Inc.
	(A Development Stage Company)

	Balance Sheet

	April 30, 2001	December 31, 2000
Assets

Current assets:
Cash	$ 6,686	$ 7,101
Total current assets	6,686	7,101

	$ 6,686	$ 7,101

Liabilities and Stockholders' Equity

Current liabilities:
Accounts payable	$-	$100
Due to shareholder	5,000	5,000
Interest payable - shareholder	1,042	875
Total current liabilities	6,042	5,975

Stockholders' equity:
Common stock, $0.001 par value, 25,000,000 shares
authorized, 20,306,667 shares issued and outstanding
as of 4/30/01 and 12/31/00, respectively	20,307	20,307
Additional paid-in capital	8,893	8,893
Deficit accumulated during development stage	(28,556)	(28,074)

	644	1,126

	$ 6,686	$ 7,101

The accompanying notes are an integral part of these financial statements.

	Gold Camp Cripple Creek Colorado, Inc.
	(A Development Stage Company)

	Statement of Operations

	Four-month	March 30, 1999
	period ended	(inception) to
	April 30, 2001	April 30, 2001

Revenue:	$ -	$ -

Expenses:
General and administrative expenses	315	27,514
Total expenses	315	27,514

Other expense:
Interest expense - shareholder	167	1,042

Net Loss	$ (482)	$ (28,556)

Weighted average number of
common shares outstanding	20,306,667	20,306,667

Net loss per share	$ (0.00)	$ (0.00)

The accompanying notes are an integral part of these financial statements.

	Gold Camp Cripple Creek Colorado, Inc.
	(A Development Stage Company)

	Statement of Changes in Stockholders' Equity

				Deficit
				Accumulated
	Common Stock		Additional	During	Total
			Paid-in	Development	Stockholders'
	Shares	Amount	Capital	Stage	Equity

April 1999
Founder shares	20,000,000	$20,000	$-	$-	$20,000

April 1999
504 offering issued for cash	306,667	307	8,893		9,200

Net loss
March 30, 1999 (inception)
to December 31, 1999				(26,761)	(26,761)

Balance, 12/31/99	20,306,667	$20,307	$8,893	$(26,761)	$2,439

Net loss
January 1, 2000 to
December 31, 2000				(1,313)	(1,313)

Balance, 12/31/00	20,306,667	$20,307	$8,893	$(28,074)	$1,126

Net loss
January 1, 2001 to
April 30, 2001				(482)	(482)

Balance, 4/30/2001	20,306,667	$ 20,307	$ 8,893	$ (28,556)	$ 644

The accompanying notes are an integral part of these financial statements.

Gold Camp Cripple Creek Colorado, Inc.
(A Development Stage Company)

Statement of Cash Flows

	Four-month	March 30, 1999
	period ended	(inception) to
	April 30, 2001	April 30, 2001

Cash flows from operating activities
Net loss	$ (482)	$ (28,556)
Adjustments to reconcile net loss to net cash used by
operating activities
Increase/(decrease) in accounts payable	(100)	-
Increase/(decrease) in due to shareholder	-	5,000
Increase/(decrease) in interest payable - shareholder	167	1,042
Net cash used by operating activities	(415)	(22,514)

Cash flows from investing activities
Net cash used by investing activities	-	-

Cash flows from financing activities
Issuance of common stock	-	29,200
Net cash provided by financing activities	-	29,200

Net increase in cash	(415)	6,686
Cash - beginning	7,101	-
Cash - ending	$ 6,686	$ 6,686

Supplemental disclosures:
Interest paid	$ -	$ -
Income taxes paid	$ -	$ -

Non-cash transactions:
Stock issued for services provided	$ -	$ -
Number of shares issued for services	-	-

The accompanying notes are an integral part of these financial statements.

Gold Camp Cripple Creek Colorado, Inc.
(A Development Stage Company)

Notes

Note 1 – History and organization of the company

The Company was organized March 30, 1999 (Date of Inception) under the laws of the State of Nevada, as Gold Camp Cripple Creek Colorado, Inc. The Company has no operations and in accordance with SFAS #7, the Company is considered a development stage company. The Company is authorized to issue 25,000,000 shares of $0.001 par value common stock.

The Company is developing a western theme attraction and casino.

Note 2 – Accounting policies and procedures

Accounting method

The Company reports income and expenses on the accrual method.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

The Company maintains a cash balance in a non-interest-bearing account that currently does not exceed federally insured limits. For the purpose of the statements of cash flows, all highly liquid investments with an original maturity of three months or less are considered to be cash equivalents. There are no cash equivalents as of April 30, 2001.

Reporting on the costs of start-up activities

Statement of Position 98-5 (SOP 98-5), “Reporting on the Costs of Start-Up Activities,” which provides guidance on the financial reporting of start-up costs and organizational costs, requires most costs of start-up activities and organizational costs to be expensed as incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998. With the adoption of SOP 98-5, there has been little or no effect on the Company’s financial statements.

Loss per share

Net loss per share is provided in accordance with Statement of Financial Accounting Standards No. 128 (SFAS #128) “Earnings Per Share”. Basic loss per share is computed by dividing losses available to common stockholders by the weighted average number of common shares outstanding during the period. As of April 30, 2001, the Company had no dilutive common stock equivalents, such as stock options or warrants.

Dividends

The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid or declared since inception.

Year end

The Company has adopted December 31 as its fiscal year end.

Gold Camp Cripple Creek Colorado, Inc.
(A Development Stage Company)

Note 3 – Income taxes

Income taxes are provided for using the liability method of accounting in accordance with Statement of Financial Accounting Standards No. 109 (SFAS #109) “Accounting for Income Taxes”. A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities. There is no provision for income taxes for the period ended April 30, 2001 due to net losses.

Note 4 – Related party transactions

A shareholder, officer and director of the Company advanced funds to the Company in the amount of $5,000. This loan bears interest at 10% per annum and is due on demand.

Note 5 – Interest payable

The Company accrued interest in the amount of $167 for the four-month period ended April 30, 2001. The interest is related to the loan from a shareholder (see Note #4). As of April 30, 2001, the total amount of interest accrued from the loan is $1,042 of which none has been paid.

Note 6 – Stockholder’s equity

The Company is authorized to issue 25,000,000 shares of its $0.001 par value common stock.

During April 1999, the Company issued 20,000,000 shares of its $0.001 par value common stock to two officers and directors in exchange for cash in the amount of $20,000.

During April 1999, the Company issued 306,667 of its $0.001 par value common stock for total cash of $9,200 pursuant to a Rule 504 of the SEC 1933 Securities Act offering.

There have been no other issuance of common stock.

Note 7 – Going concern

The Company’s financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has not commenced its planned principal operations and it has not generated any revenues. In order to obtain the necessary capital, the Company intends to raise funds via future securities offering. If the securities offerings do not raise sufficient capital, it would be unlikely for the Company to continue as a going concern.

The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

Note 8 – Warrants and options

There are no warrants or options outstanding to acquire any additional shares of common stock.

Gold Camp Cripple Creek Colorado, Inc.
(A Development Stage Company)

Balance Sheets
as of
September 30, 2001
and
December 31, 2000

and

Statements of Operations
for the three and nine months ended
September 30, 2001 and 2000
and for the period
March 30, 1999 (Date of Inception)
through
September 30, 2001

and

Statement of Cash Flows
for the nine months ended
September 30, 2001
and for the period
March 30, 1999 (Date of Inception)
through
September 30, 2001

	Gold Camp Cripple Creek Colorado, Inc.
	(A Development Stage Company)

	Balance Sheet

	September 30, 2001	December 31, 2000
Assets

Current assets:
Cash	$ 886	$ 7,101
Total current assets	886	7,101

	$ 886	$ 7,101

Liabilities and Stockholders' Equity (Deficit)

Current liabilities:
Accounts payable	$-	$100
Due to shareholder	5,000	5,000
Interest payable - shareholder	1,250	875
Total current liabilities	6,250	5,975

Stockholders' equity:
Common stock, $0.001 par value, 25,000,000 shares
authorized, 20,306,667 shares issued and outstanding
as of 9/30/01 and 12/31/00, respectively	20,307	20,307
Additional paid-in capital	8,893	8,893
Deficit accumulated during development stage	(34,564)	(28,074)

	(5,364)	1,126

	$ 886	$ 7,101

The accompanying notes are an integral part of these financial statements.

	Gold Camp Cripple Creek Colorado, Inc.
	(A Development Stage Company)

		Statement of Operations
	For the three and nine months ended September 30, 2001 and 2000, and
	for the period March 30, 1999 (inception) to September 30, 2001

	Three months	Three months	Nine months	Nine months	March 30, 19999
	ended	ended	ended	ended	(inception) to
	September 30,	September 30,	September 30,	September 30,	September 30,
	2001	2000	2001	2000	2001

Revenue:	$ -	$ -	$ -	$ -	$ -

Expenses:
General & administrative expenses	5,150	153	6,115	613	33,314
Total expenses	5,150	153	6,115	613	33,314

Other expense
Interest expense	125	125	375	375	1,250

Net loss	$ (5,275)	$ (278)	$ (6,490)	$ (988)	$ (34,564)

Weighted average number of
common shares outstanding	20,306,667	20,306,667	20,306,667	20,306,667	20,306,667

Net loss per share	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.00)

The accompanying notes are an integral part of these financial statements.

Gold Camp Cripple Creek Colorado, Inc.
(A Development Stage Company)

Statement of Cash Flows

	Nine months	Nine months	March 30, 1999
	ended	ended	(inception) to
	September 30,	September 30,	September 30,
	2001	2000	2001

Cash flows from operating activities
Net loss	$ (6,490)	$(988)	$(34,564)
Adjustments to reconcile net loss to net cash used by
operating activities
Increase/(decrease) in accounts payable	(100)	-	-
Increase/(decrease) in due to shareholder	-	5,000	5,000
Increase/(decrease) in interest payable - shareholder	375	750	1,250
Net cash used by operating activities	(6,215)	4,762	(28,314)

Cash flows from investing activities
Net cash used by investing activities	-	-	-

Cash flows from financing activities
Issuance of common stock	-		29,200
Net cash provided by financing activities	-		29,200

Net increase in cash	(6,215)	4,762	886
Cash - beginning	7,101	2,439	-
Cash - ending	$ 886	$ 7,201	$ 886

Supplemental disclosures:
Interest paid	$ -	$ -	$ -
Income taxes paid	$ -	$ -	$ _-

The accompanying notes are an integral part of these financial statements.

Gold Camp Cripple Creek Colorado, Inc.

A Development Stage Company

Notes

Note 1 – Basis of Presentation

The consolidated interim financial statements included herein, presented in accordance with United States generally accepted accounting principles and stated in US dollars, have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading.

These statements reflect all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for fair presentation of the information contained therein. It is suggested that these consolidated interim financial statements be read in conjunction with the financial statements of the Company for the year ended December 31, 2000 and notes thereto included in the Company's Form 10-SB registration report. The Company follows the same accounting policies in the preparation of interim reports.

Results of operations for the interim periods are not indicative of annual results.

Note 2 – Going Concern

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. As at September 30, 2001, the Company has accumulated operating losses of approximately $35,000 since inception. The Company's ability to continue as a going concern is contingent upon the successful completion of additional financing arrangements and its ability to achieve and maintain profitable operations. Management plans to raise equity capital to finance the operating and capital requirements of the Company. Amounts raised will be used to further development of the Company's products, to provide financing for marketing and promotion, to secure additional property and equipment, and for other working capital purposes. While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate funds that will be available for operations.

These conditions raise substantial doubt about the Company's ability to continue as a going concern. These financial statements do not include any adjustments that might arise from this uncertainty.

Note 3 – Related party transactions

John Schaffer, the Company’s president, director and majority shareholder, has loaned the Company working capital. The balance of $5,000 as of September 30, 2001 and December 31, 2000, respectively, is supported by a promissory note from the Company which bears interest at 10% per annum. $1,000 of interest expense has been recorded for the year ending December 31, 2000.

The Company does not lease or rent any property. Office services are provided without charge by a director. Such costs are immaterial to the financial statements and, accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

Gold Camp Cripple Creek Colorado, Inc.

INDEX TO EXHIBITS

		Exhibit Page #s	Document Page #s
(2)	Articles of Incorporation and By-Laws
	(i) Articles of Incorporation	A1 - A3	31 - 33
	(ii) By-Laws	BY1 - BY11	34 - 44

(3)	Instruments defining the rights of security holders -	Incorporated by reference; see:
Exhibit 3(i) - Articles of Incorporation, Article Ten
Exhibit 3(ii) - By-Laws, Article II

DESCRIPTION OF EXHIBITS

(2)	(i) Articles of Incorporation	Articles of Incorporation of Gold Camp Cripple Creek Colorado, Inc.,
a Nevada corporation, as filed March 30, 1999.
	(ii) By-Laws	By-Laws of Gold Camp Cripple Creek Colorado, Inc. as
adopted March 30, 1999.
.
(3)	Instruments defining the	Included by reference, that portion(s) of Articles of Incorporation
	rights of security holders	and By-Laws stating specified security holders rights.

Gold Camp Cripple Creek Colorado, Inc.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

REGISTRANT: Gold Camp Cripple Creek Colorado, Inc.

Date: December 20, 2001	By: \S\ Don Downen
C. Don Downen; President

Date: December 20, 2001	By: \S\ John A. Schaffer
John A. Schaffer; Secretary

Date: December 20, 2001	By: \S\ Bob Downen
Robert P. Downen; Treasurer